Exhibit 99.1

Applied Nanotech Holdings, Inc. sets earlier meeting date of August 22, 2014,

and commences mailing of definitive proxy statement for vote on proposed combination with Nanofilm, Ltd.

Austin, Texas and Valley View, Ohio – July 7, 2014 – Applied Nanotech Holdings, Inc. (OTCQB:APNT) (Applied Nanotech), a global leader in nanotechnology research and development, and NanoHolding Inc., the parent company of Nanofilm, Ltd. (Nanofilm), a private company with a leading market position for specialty optical coatings, cleaners and nano-composite products, jointly announced that Applied Nanotech will start mailing today the definitive proxy materials in preparation for an August 22, 2014 shareholder meeting. At the meeting Applied Nanotech shareholders will be asked to approve a combination of the two companies to create PEN Inc. It is anticipated that the new publicly traded company will have expanded capability to develop, commercialize and deliver innovative nanotechnology-based products to consumer, commercial and industrial markets.

The APNT Board of Directors unanimously recommends that shareholders vote "FOR" the combination. Dr. Robert Ronstadt, APNT’s Chairman, noted, “The APNT Board considers the combination a growth strategy. The combination of Applied Nanotech’s intellectual property portfolio with strong management, manufacturing, marketing, and sales is, in my opinion, our best option to commercialize and monetize APNT technology.”

Nanofilm has a 25-year track record in developing and commercializing nanotechnology-based consumer and industrial products; APNT has an extensive technology portfolio. The new combined company will have the personnel, development facilities, operating facilities, and customer relations to develop and commercialize next-generation nanotechnology-based products to support revenue growth.

Scott Rickert, Ph.D., the chief executive officer of Nanofilm, will become the chairman and chief executive officer of PEN upon closing of the combination. “I’m enthusiastic about PEN’s potential to unlock the commercial value of the combined APNT and Nanofilm technology portfolio, commented Dr. Rickert. “Integrating its nanotechnology and a disciplined business strategy, Nanofilm is already successfully marketing technology-based products around the world. I believe the combination with the technology of Applied Nanotech will be a springboard to new opportunities.”

Based on 2013 pro forma historical financial statements of Applied Nanotech and Nanofilm, assuming the combination had occurred at the beginning of 2013, PEN would have had 2013 revenues exceeding $13 million. Projected 2014 revenues of PEN are anticipated to be greater than 2013 pro forma revenues, generating positive operating income, not including transaction expenses. Upon completion of the combination, current Applied Nanotech stockholders and holders of certain debt convertible into Applied Nanotech’s common stock are expected to own approximately 38% of PEN’s outstanding common stock, and owners of Nanofilm are expected to receive approximately 62% of PEN’s outstanding common stock.

Three additional proposals are on the ballot:

•	Proposal 2 seeks an increase in the authorized number of shares of Applied Nanotech in case the combination does not occur.
•	Proposal 3, required under SEC rules, asks, on a non-binding, advisory basis, whether shareholders approve the compensation arrangements which will become effective if the combination is approved and closes for Dr. Zvi Yaniv, who is currently Chief Operating Officer of Applied Nanotech. After the closing, Dr. Yaniv will report to Scott Rickert and will be part of the team identifying new and existing technologies that can best be commercialized by PEN.
•	Proposal 4 allows the shareholder meeting to be adjourned until a later date if there are not sufficient votes to approve the combination.

Whether or not shareholders plan to attend the special meeting, the APNT Board urges them to vote their shares FOR all four proposals by Internet, telephone or mail, as identified in the proxy materials.

APNT stockholders who have questions about the proxy materials or need assistance in submitting their proxy or voting their shares should contact Morrow & Co., LLC, which is assisting APNT, toll-free at 888.813.7566.

About APNT (OTCQB: APNT)

Applied Nanotech Holdings, Inc. (APNT) is an Austin, Texas-based global leader in nanotechnology research and development and has ongoing research programs and license agreements with product innovators around the world. For information about Applied Nanotech Holdings, Inc., please visit www.appliednanotech.net.

About Nanofilm, Ltd.

Nanofilm, Ltd. is a Valley View, Ohio private company that develops nano-layer coatings, nano-based cleaners, and nano-composite products. Nanofilm’s primary commercial products center around its unique eyecare glass cleaning and de-fogging products; other products include precision mold release treatments, stay-clean surface treatments for ceramic insulators, and scuff-resistant treatments for commercial dinnerware. For information about Nanofilm, please visit www.nanofilmtechnology.com.

DISCLOSURE NOTICE: The information contained in this release is as of July 7, 2014. APNT and Nanofilm assume no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information that involves substantial risks and uncertainties about the proposed combination of APNT and Nanofilm and their expectations regarding completion of the combination and their ability to expand, develop and enhance new products. Such risks and uncertainties include, among other things, the uncertainty regarding the completion of bridge financing, conversion of certain APNT debt into equity, approval by the respective shareholders of APNT and NanoHolding Inc., and market acceptance of products using their technologies.

A further description of risks and uncertainties regarding APNT’s business can be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports on Form 10-Q and Form 8-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the combination of APNT and Nanofilm discussed in this press release, APNT has filed a proxy statement and relevant documents concerning the transaction with the Securities and Exchange Commission (“SEC”). The definitive proxy statement and a form of proxy are being mailed to the APNT stockholders. SECURITY HOLDERS OF APNT ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the proxy statement and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov. APNT shareholders can also obtain free copies of the proxy statement and other relevant documents by contacting our Investor Relations Department, 3006 Longhorn Boulevard, Suite 107, Austin, Texas 78758 (Telephone: (512) 339-5020) or from APNT’s website, www.appliednanotech.net.

APNT and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination of APNT and Nanofilm. Information regarding our directors and executive officers is available in our Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 25, 2014, and the proxy statement and other relevant materials to be filed with the SEC in connection with these matters. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

Contact Information:

Lynn Lilly

Director of Communication

Nanofilm, Ltd.

llilly@nanofilmtechnology.com

(216) 447- 1199 ext. 119